Mail Stop 3561

      	January 27, 2006

Mr. Joseph A. Merkel, President
American Antiquities, Inc.
2531 Jackson Road, Suite 177
Ann Arbor, MI 48103

      Re:	American Antiquities, Inc.
      Registration Statement on Form SB-2
      Filed December 19, 2005
		File No. 333-130446

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide the Securities and Exchange Commission`s new address as appropriate throughout the document: 100 F Street, NE, Washington, DC 20549.

2. On the prospectus cover page, you state "[t]here is no minimum amount of common shares we must sell so no money raised from the sale of such common shares will go into escrow, trust or another similar arrangement." However, earlier on the cover page and elsewhere in the document, you state that there is a minimum of 200,000 shares. Please clarify. If there is a minimum, please clarify whether funds will be refunded to investors if the minimum is not attained and describe the escrow arrangement or similar arrangement. See also page 26, where a minimum is indicated.
Front of Registration Statement

3. Please provide the exact name of the registrant that appears to be
American Antiquities, Inc.

Table of Contents and Outside Back Cover Pages of Prospectus

4. In light of the Rule 415 undertakings in Part II of the registration statement, please revise or remove the statement on the outside back cover page of the prospectus that "[t]he information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock."
Prospectus Cover Page

5. Please identify the persons selling the securities, such as officers or directors, and describe the underwriting arrangements as required by Item 501(a)(9)(i)-(iv) of Regulation S-B.
Prospectus Summary, page 5

6. We note that the company refers to the risk factors beginning on page 7. However, the risk factors do not appear to begin on page
7.
Please revise the page numbers throughout the prospectus.

7. Under "Operations," please describe whether American
Antiquities
is a development stage company and whether it has any current operations. Also indicate that the company has no revenues to date as reflected in the company`s financial statements.

8. Please clarify whether the company will be selling its items through the company`s website or other companies` websites.

9. Please provide a summary financial information table.

Risk Factors, page 6

10. In the first paragraph, please revise your disclosure to clarify that you discuss all material risks in this section.

11. Please reconcile the risks described in the subheadings of risk factors 4, 5, 11 and 13 with the risks discussed in the narratives.


12. You should present as risk factors only those factors that represent a material risk to investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering. Several of your risk factors seem to fit into this category and you should revise to cite a particular risk, or remove them. For example, see risk factors six and nine. Also each factor must also explain how it applies to your company or your offering.

13. Please add a risk factor that discusses the risk to the company`s plan of operation if the company fails to raise the minimum or maximum amount of proceeds.

14. If there is no minimum for the offering, please add a risk factor that describes the risk of the funds not being held in escrow or other similar arrangement.

15. In risk factors 5 and 13, it appears that several risk factors are discussed under one subheading. For example, the risk that the company may not develop relationships with key antiques and collectibles vendors is different than the risk that vendors will continue to manufacture desirable or popular collectibles merchandise or product lines. Also the risk that management is involved in other matters and will only devote a portion of their time to the company is different than the risk of management having limited experience.
Please separate each risk factor and revise accordingly.

Risk Factors Relating to this Offering, page 10

16. In the narrative of risk factor seven, please correct the reference to the Securities and Exchange Commission.

Business, page 12

General, page 12

17. Please discuss the company`s operations to date.  See Item
101(a)
of Regulation S-B.

18. Please discuss the company`s use of two offices. Also disclose the principal terms of the lease agreements and file any agreements as an exhibit.

Operations, page 12

19. On page 13, you state "[w]e do not plan to have any physical retail stores but may use them for placement of various purchases and consignments." Please clarify whether you are referring to stores owned or operated by you or others.



20. Please explain the statement "[a]lthough our management team has extensive experience in holding estate sales and auctions, we will not begin operating until this offering is cleared and effective."

21. Please discuss whether the company will purchase items from, or sell items to, officers or companies in which the officers are affiliated.

22. We note the reference to your customer mailing list. Please clarify whether this is an existing mailing list or one that you intend to produce after the business is operational.

23. Please define the terms TIAS and NAA Live that appear on page
13.

24. Please describe whether the company will have its own website to conducts auctions.

Revenues, page 13

25. Please describe how the company will determine the percentage it receives from any consignment sales. If determinable, please include the range of the percentage that the company could receive.

Marketing Strategy, page 13

Sales Strategy, page 13

26. Please further explain what "customary auction consignment fees" are. Clarify that the 8% to 25% fees are what you plan to charge. Please also describe what "all other normal marketing charges" are.

Internet, page 14

27. Please describe the costs if the company only resells items.

28. Please clarify and explain the statement "[b]ased on current technological trends, we may seek to try additional internet based marketing, not currently known to the market."

Competition, page 15

29. In the second paragraph, there appear to be some statements missing. For example, see the first sentence. Please revise.



Employees, page 15

30. We note that there are "oral employment agreements with [your] officers [that will] commence after successful completion of this offering." Please clarify what is meant by "successful."

Other

31. Please describe the distribution of the products.  See Item
101(b)(2) of Regulation S-B.

32. Please describe how the company will compete.  See Item
101(b)(4)
of Regulation S-B.

33. Please disclose the names of current or expected principal suppliers. See Item 101(b)(5) of Regulation S-B.

34. Please disclose whether the company is or will be dependent on a few major customers. See Item 101(b)(6) of Regulation S-B.

35. Please disclose any patents, trademarks or licenses. See Item 101(b)(7) of Regulation S-B.

36. Please discuss the need for any governmental approval of principal products or services and the effect of governmental regulation. Please include a discussion of whether the company needs
a license to conduct auctions.   See Item 101(b)(8) and (9) of
Regulation S-B.

Use of Proceeds, page 16

37. We note the statement that "[a]ny proceeds received from the sale of our common shares will be deposited directly into the operating account ... to fund our operations." Please reconcile this statement with the disclosure that the company will have a minimum.

38. We note that the company has allocated a substantial amount of the proceeds towards "Working Capital." Please describe the specific use of the proceeds. See Item 504 of Regulation S-B.

39. Please include a footnote that describes the offering expenses.
In addition, please reconcile the amount of the offering expenses in this section with the amount described in Part II, Item 25.



Dilution, pages 16

40. Please compare the offering price per share to the price paid by officers, directors, promoters and affiliated persons. See Item
506(a) of Regulation S-B.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 18

Trends and Uncertainties, page 18

41. You state that you "are pursuing financing for [your] operations and seeking additional investments and [you] will need a minimum of
$50,000 over the next twelve months to commence and continue operations." Please further describe the type of financing you are pursuing.

42. Please describe what will happen to you if you fail to raise at least $50,000. Will the company be able to continue with its business plan? Please explain.

Results of Operations, page 19

43. We note the statement "[i]n addition, American Antiquities has no significant assets or revenue generating operations." It appears that the company has generated no revenues. Please revise.

44. We note that the company states that "[i]f the offering is not successful, we will have to seek alternative funding through additional advances ..." Please disclose the persons from whom the company would seek advances. Please describe any agreements.

45. You state that "[n]o specific terms of possible equity or debt financing have been determined or pursued." As noted above, however, you state on page 19 that you are pursuing financing and seeking additional investments. Please clarify.

46. Please revise the first sentence on page 20 to disclose whether management will pursue the following milestones.

47. Please reconcile the milestones with the use of proceeds. For example, the $10,000 for the marketing costs of the database does not appear in the use of proceeds. Also note the statement that "[a]dditional funds raised beyond the minimum proceeds will be for the acquisition of selected inventory."

48. Please explain whether the company will be able to proceed with its plan of operation if it does not have funding to create the database.

49. Please describe the company`s plan of operations for the next twelve months as required by Item 303(a) of Regulation S-B. Provide details of your specific plan of operations, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding. See Item 303(a)(1) of Regulation S-B.

50. Please clarify whether the database of collectors, dealers and museums is the same as the mailing list identified on page 12.
The
company may need to revise the related parts of the business section accordingly.

Business Experience of Officers and Directors, page 22

51. Please clearly state whether each officer is currently employed with other companies and, if yes, please state whether the person is full-time or part-time with such company. If an officer is not working full-time for you, please provide the amount of time that officer will spend per week working for you.

52. Please disclose whether any of the officers or directors have involvement or duties with other companies which will present any conflicts of interest with his position or duties with you. The company should also add a risk factor to the risk factors section addressing the conflicts of interest.

53. Under the description of the business experience for Joseph
Merkel, please define the term "head grader."

Security Ownership of Certain Beneficial Owners and Management,
page
23

54. We note the entry on page 24 that Joseph Merkel owns 2.5 million shares and the reference on page 25 that you sold Merkel`s Auction Specialists, Inc. 2.5 million shares. Please clarify whether Merkel`s shares are owned individually or through the corporation. Please clarify the relationship between Merkel`s Auction Specialists,
Inc. and Merkel`s Auctioneers and Appraisers. See also Item 26-Recent Sales of Unregistered Securities.

55. Please describe whether Messrs. Merkel and Quinlan are promoters as required by Item 404(d) of Regulation S-B.

Certain Relationships and Related Transaction, page 24

56. Please describe in the use of proceeds section whether the company will use any of the proceeds to pay officers for the amounts owed to them as described in this section.

Shares Eligible for Future Sale, page 25

57. Please indicate the amount of common stock that could be sold pursuant to Rule 144 under the Securities Act as required by Item
201(a)(2)(ii) of Regulation S-B.
Plan of Distribution, page 26

58. Please outline briefly the plan of distribution by including how the company will solicit the securities. Also include the names of the states in which the securities will be offered and whether the securities will be registered in such states. See Item 508(c) of Regulation S-B.

59. We note the statement that "[s]elected broker-dealers may sell our common A shares and will receive standard industry commissions."
If broker-dealers assist the company in selling the company`s securities, the company should disclose that the company must file an amendment to the registration statement which provides the name(s) of the broker-dealer(s), describes the relationship between the company and such broker-dealer and identifies the broker-dealer(s) as underwriter(s). See Item 508 of Regulation S-B.

60. Please identify any finders.  See Item 508(g) of Regulation S-
B.

61. These securities appear to be penny stocks. Please provide the disclosure obligations required by Rules 15g-2 through 15g-6 of the
Exchange Act.

Market for Common Equity and Related Stockholder Matters, page 27

62. Please clearly disclose that there is no public trading market for the common stock. See Item 201(a)(1) of Regulation S-B.
Financial Statements

Other

63. Please provide a currently dated consent with any amendment to the registration statement.

Part II

Item 26. Recent Sales of Unregistered Securities

64. For each transaction, please include the total offering price. See Item 701(c) of Regulation S-B.

Item 28. Undertakings

65. Please include the disclosure required by Item 512 of Regulation
S-B.  For example, see Item 512(a)(4).

Exhibits - Legality Opinion

66. Revise your legality opinion to indicate that opinion opines upon
Illinois law including the Illinois Constitution, all applicable provisions of the statutory provisions, and reported judicial decisions interpreting those laws.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Blaise Rhodes at (202) 551-3374 or Hugh West at
(202) 551-3872 if you have questions regarding the financial statements and related matters. Questions on other disclosure issues may be directed to Ronald E. Alper at (202) 551-3329 or Thomas
Kluck,
who supervised the review of your filing, at (202) 551-3233.

								Sincerely,



      John Reynolds
      Assistant Director


cc:	Jody Walker, Esq.
	Fax: (303) 220-9902
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Mr. Joseph A. Merkel
American Antiquities, Inc.
January 27, 2006
Page 1